Dear Shareholders,

BRF’s performance in the second quarter of 2014 is indicative of senior management’s focus on profitability and value maximization. The Company posted strong free cash flow generation during the quarter, reaching R$954.0 million in 2Q14 versus R$365.0 million in 2Q13. This is a result of BRF’s operating improvements, capex optimization and efforts towards the consistent and sustainable reduction of its financial cycle, which improved from 57.4 days in June 2013, representing 14.6% of net operational revenues (NOR), to 36.4 days in June 2014, representing 9.8% of NOR. The Company envisages the continued active management of payables, receivables and inventories.

In relation to the operating results, the Company reported positive figures for the international markets, where performance was favorable across various regions, as well as the domestic market, despite macroeconomic adversities.

During the period, the Company successfully optimized the results from international markets by implementing several initiatives, among these prioritizing regions and more profitable SKUs. This performance addresses BRF’s concern in reducing the existing volatility in these markets. With the conclusion of the acquisition of Federal Foods in the United Arab Emirates, the Company has taken a step forward in its process of internationalization gaining access to local markets, strengthening brands and expanding the product portfolio in the region. Following this strategy, on the 3rd of July, BRF acquired 40% of the equity of Al Khan Foodstuff LLC, BRF’s current distributor in Sultanate of Oman.

In the domestic market, significant efforts were made in relation to consumption, despite the challenging environment during the quarter due to the slowdown of the Brazilian economy. The Company focused on its strategy of rationalizing its portfolio, repositioning its brands and launching new products in line with our consumers’ needs. We also concluded the consolidation of our sales force, part of the new go-to-market (GTM) plan, having had encouraging preliminary results: we noticed greater cross-selling, especially with the Perdigão brand, as well as enhanced capillarity, allowing us to reach new points of sale and improve our positioning in the Brazilian market.

Also in 2Q14, we have concluded the Zero Based Budget Project (ZBB) as well as the reduction of hierarchical levels in the organization. Both measures brought significant benefits in terms of synergies, simplification and responsiveness of the decision making process. We also promoted a grand event enhancing the corporate culture for leadership which relies, primarily on two pillars: meritocracy and high performance, both linked to compensation tools.

With the implementation of these internal and external projects, BRF was able to report second quarter net sales of R$7.7 billion, 2.2% higher than the same period in 2013, even with volumes 12.0% lower

(mainly due to the volume reduction strategy in international markets). Gross profit reached R$2.0 billion (8.9% higher than 2Q13); operating profit was R$691.7 million (+37.6%); and EBITDA reached R$ 1.0 billion, a 25.1% growth and a 13.0% margin, versus 10.6% reported for the second quarter in 2013.

It is also worth pointing out that the Company leverage ratio continues to decline. BRF’s financial health was reinforced by a positive evaluation from Standard & Poor’s and the successful funding of a ten-year bond issue for US$750.0 million at competitive interest rates compared to companies with similar risk profile in Latin America. Following the first quarter’s trend, BRF was able to report robust cash generation. At the end of the quarter, net debt stood at R$5.1 billion, 14.6% less than posted for the 1Q14. Net debt to EBITDA for the last twelve months was 1.51 times, representing a very comfortable level for new investments.

The #jogapramim campaign served as a vehicle for making Sadia, a sponsor of the Brazilian national soccer team, one of the five leading brands related to soccer and to the World Cup most spontaneously recalled. The perception of the Brazilians was extremely positive with more than 80% approval rate and presence in the global trend topics. This campaign was important to reinforce the company’s focus towards the sports segment, and now we direct our efforts to the 2016 Olympic Games in Rio de Janeiro, which we are official sponsors.

It is this vocation for protagonism combined with the efforts described herein and the results reported that lead us to believe that the Company is moving in the right direction.

Abilio Diniz                                Cláudio Galeazzi
Chairman                                   Global Chief Executive Officer

HIGHLIGHTS

2st Quarter 2014 (2Q14)

· Net sales totaled R$7.7 billion, a 2.2% growth compared with 2Q13, largely due to growth in revenue flows from the commercialization of industrialized products and in natura poultry to the domestic market, in line with our strategy.

· Sales volume in the period amounted to 1.3 million tons, a 12.0% year-on-year decline. This decrease reflects our strategy of downsizing export volumes in order to prioritize profitability.

· Gross profit amounted to R$2.0 billion, 8.9% more than in 2Q13, due to the pass through of prices in the domestic market, primarily in the case of processed products, as well as due to an improvement in dollar prices for the international markets.

· The Company reported an EBIT in the period of R$691.7 million versus R$502.5 million in 2Q13, and therefore a 37.6% improvement compared with the same period of 2013.

· EBITDA reached R$1.0 billion, 25.1% higher than 2Q13, corresponding to an EBITDA margin of 13.0% versus 10.6% in the same period in 2013.

· Net income was R$267.1 million versus a net result of R$208.4 million in 2Q13, and therefore a 28.1% improvement.

· Strong free cash flow generation during the quarter, reaching R$954.0 million in 2Q14 versus R$365.0 million in 2Q13, and therefore a 161% improvement compared with the same period of 2013.

· The Company’s net debt was R$5.1 billion, 14.6% lower than in March, 31, 2014, resulting in a net debt to EBITDA ratio (last twelve months) of 1.51 times (versus 1.88 times in 1Q14), reinforcing the Company’s financial health.

· Financial trading volume for the Company’s equity stock averaged US$77.1 million/day in the quarter, 6.4% less than in 2Q13.

Highlights (R$ Million)	2Q14	2Q13	ch. (%)
Net Sales	7,691	7,525	2
Brazil Net Sales[1]	4,340	4,101	6
International Net Sales[2]	3,350	3,425	(2)
Gross Profit	2,044	1,877	9
Gross Margin	26.6%	24.9%	170 bps
Net Income	267	208	28
Net Margin	3.5%	2.8%	70 bps
EBIT	692	503	38
EBITDA	1,002	801	25
EBITDA Margin	13.0%	10.6%	240 bps
Earnings per share[3]	0.31	0.24	28
[1] Includes sales of Domestic Market+ Food Services and dairy Brazil
[2] Includes sales of International Market+ Food Services and dairy International
[3] Consolidated earnings per share (in R$), excluding treasury shares.

1st Half 2014 (1H14)

· Net sales amounted to R$15.0 billion, a consolidated growth of 2.0%, primarily due to the performance of the domestic market sales where there was an improvement of 5.3% compared to the same period in 2013.

· Total sales volume was 2.7 million tons, 9.8% lower than in 2Q13, in part due to our strategy of decreasing volumes to the international markets.

· Gross profit totaled R$3.9 billion, 10.1% higher than the 1H13 due to the passing through of prices to the domestic market as well as improved pricing for our products in the International Markets. The combined effect was a gain of 1.9 p.p. in gross margin.

· The Company posted an EBIT of R$1.3 billion versus R$1.0 billion reported in the same period for the preceding year and representing a growth of 21.3%.

· EBITDA reached R$ 1.9 billion, a 16.1% improvement in relation to the preceding year and equivalent to an EBITDA margin of 12.4% versus 10.9% in 2Q13.

· Net income was R$582.5 million versus a net result of R$567.0 million recorded in the preceding year, a 2.7% increase and corresponding to a net margin of 3.9% versus 3.8% in 2013.

· Strong free cash flow generation during the quarter, reaching R$2.1 billion in 1H14 versus R$434.0 million in 1H13, and therefore a 381% improvement compared to the same period in 2013.

· The Company’s net debt was R$5.1 billion, 24.6% lower than in March 31, 2014, resulting in a net debt to EBITDA ratio (last twelve months) of 1.51 times (versus 2.17 times in 4Q13), reinforcing the Company’s financial health.

· Financial trading volume in the Company’s equity stock averaged US$81.9 million/day, 5.3% less than the same period in 2013.

Highlights (R$ Million)	1H14	1H13	ch. (%)
Net Sales	15,030	14,734	2
Brazil Net Sales[1]	8,548	8,170	5
International Net Sales[2]	6,481	6,564	(1)
Gross Profit	3,936	3,574	10
Gross Margin	26.2%	24.3%	190 bps
Net Income	583	567	3
Net Margin	3.9%	3.8%	10 bps
EBIT	1,254	1,034	21
EBITDA	1,863	1,605	16
EBITDA Margin	12.4%	10.9%	150 bps
Earnings per share[3]	0.67	0.65	3
[1] Includes sales of Domestic Market+ Food Services and dairy Brazil
[2] Includes sales of International Market+ Food Services and dairy International
[3] Consolidated earnings per share (in R$), excluding treasury shares.

Macro Environment

Domestic Consumption

The Brazilian Central Bank’s Focus bulletin for July 11, 2014 is forecasting GDP growth to be 1.05% for 2014. The Quarterly Inflation Report (RIT) for June 2014 attributed this weak growth mainly to the performance of the industrial sector during the year (revised down from the 1.5% in the preceding report to -0.4%). The forecast was also influenced on the demand side by the Gross Fixed Capital Formation factor, an indicator that measures the increase in capital goods for the corporate sector and also revised downwards from 1.0% to -2.4%. In the first quarter of the year, government statistics office - IBGE – data shows the Brazilian GDP growing at 1.9%, a similar performance to the same period in 2013.

The government focus is on containing inflation rather than GDP. The Central Bank itself defends this policy, in a published note by Copom (the monetary policy committee) where it states that high interest rates increase risks, reduce investor confidence and household planning horizons, not to mention eroding purchasing power and consumer confidence. In this context, the market outlook is that inflation (measured by the IPCA) will remain close to the upper limit of the inflation band of 6.50%, the estimate for 2014 being 6.48% (Focus – July 11, 2014). In June, the monthly inflation figure was 0.40% (IBGE), 0.06 p.p. below the result for may. Copom further declares that inflationary pressure should continue over the next few quarters, tending to converge with the upper limit of the inflation target band. Market forecasts for the basic interest rate Selic, after rising to 11.25% at the end of may, currently stand at 11.0% for 2014 as a whole and 12.0% for 2015 (unchanged from forecasts in the previous quarter).

Another important indicator of current behavior is the Consumer Confidence Index (ICC), which increased 1.0% from May to June to 103.8 points (according to the FGV’s “Consumer Behavior Survey” / June 2014). However, this positive impact still fails to compensate fully for the decline registered from the beginning of November (from March to April, a fall of 3.3%). Further, consumer confidence is still well below the historical average of 116.3 points, indicative of the limited degree of satisfaction on the part of consumers with the current scenario and symptomatic of the prevailing pessimism in relation to the economic conjuncture. In the labor market, the rate of unemployment as measured by the IBGE was 5.0% in April (versus 5.7% in the same period in 2013). The economy created 379.3 thousand new jobs in this period versus 432.8 thousand in the same period for 2013.

In relation to the performance of the core retail sector (excluding vehicles, parts and construction material), LCA Consultores’ monthly study reports that sales volume rose 6.7% in April 2014 versus April 2013. However, when compared to march of this year, taking into account seasonal adjustments there was a decline in volumes for six of the eight segments comprising the core retail indicator. The supermarket and hypermarket segment recorded revenues of R$30 billion in April, a growth of 18.0% in relation to April 2013, representing a one-off improvement in contrast to the decelerating trend reported since early 2013. The IBGE is forecasting for 2014 a variation of 12.0% versus 2013 and 10.0% in 2015 for this segment of retail sales.

Brazilian Exports

Brazilian chicken exports in 2Q14 totaled 995 thousand tons, on sales of US$2.0 billion. During the period, business remained concentrated on: Saudi Arabia (16% of the total exports by Brazil), Japan (11%) and Hong Kong (8%). On a year-on-year comparative basis (2Q13), Brazilian exports of chicken meat reported 0.6% increase in terms of volume and 7.1% reduction in terms of billings (US$), a reflection of a decline of 7.3% in the average export price. Compared with the preceding quarter (1Q14), there was a sharp improvement both in volume as well as revenue – by 9.7% and 17.9%, respectively.

Shipped pork meat volumes in 2Q14 amounted to 125 thousand tons on billings of US$407.5 million. Russia (taking 40% of total Brazilian exports), Hong Kong (21%) and Angola (10%) ranked as the main importers of Brazilian pork. In comparison with 2Q13, there was an increase of 4.1% in volume and 30.8% in billings (US$), reflecting an increase of 24.9% in average prices. Compared with the preceding quarter (1Q14), the improvement was even more evident: volume was up by 12.8% and billings by 39.9%. The main factor benefiting Brazilian exports has been the spread of porcine epidemic diarrhea (PED) in the USA and in other countries of the Americas, which has reduced the world supply of such protein.

Beef shipments in 2Q14 totaled 368 thousand tons, equivalent to sales of US$1.7 billion. Brazilian exports to Russia, Hong Kong and Venezuela were major highlights in the period. The growth in 2Q14 in relation to 2Q13 is significant: 6.4% in volumes and 12.6% in billings (US$). By contrast, beef exports recorded a quarter-on-quarter decline of 3.9% in volumes, with an improvement in billings of 2.3% given the increase of 6.4% in average price. Worthy of mention is that in May, the OIE (World Organization for Animal Health) declared the states in the Northeast region of Brazil free of foot and mouth disease with vaccination, thus allowing the region to compete more effectively in the international beef market.

BRF’s Results

Production

Poultry slaughter in 2Q14 posted a decline of 13% in line with the Company’s strategy of reducing volumes in international markets. Hog/beef cattle slaughter saw a fall of 2%, reflecting the divestment of a hog slaughtering plant in the state of Rio Grande do Sul in May 2013. Production figures were also impacted by a decrease in the slaughter of beef cattle in line with our strategy of downsizing this segment of the business, according to the announcement to the market of 11.01.2013. In 2Q14, BRF produced 1.2 million tons of food, 8.9% less in volume terms than recorded in 2Q13.

Production	2Q14	2Q13	ch. (%)	1H14	1H13	ch.%
Poultry Slaughter (million heads)	399	458	(13)	808	900	(10)
Hog/ Cattle Slaughter (thousand heads)	2,407	2,448	(2)	4,761	4,923	(3)
Production (thousand tons)	1,240	1,361	(9)	2,474	2,695	(8)
Meats	930	1,032	(10)	1,858	2,053	(10)
Dairy Products	187	203	(8)	380	401	(5)
Other Processed Products	123	127	(3)	236	241	(2)
Feed and Premix (thousand tons)	2,562	2,871	(11)	5,100	5,612	(9)

*Volumes of meat of the 2Q13 changed from 1,036 to 1,032 due to a correction in volumes of Argentina's production.
** Volumes of other processed products of 2Q13 changed from 128 to 127 due to a correction in volumes of Argentina's production.

Production Launches and Investments in Marketing

We are constantly seeking to develop new products to renew the portfolio, repositioning brands/ categories and adding value. In the second quarter, the Company launched 24 new products: 18 in the domestic market, 4 in the international markets and 2 in the food services market.

The main launches in the quarter were:

· The Soltíssimo line brings frankfurters, turkey breast and hams as well as a line in sliced danbo and mozzarella cheeses for practicality and the convenience of our consumers and guaranteeing the quality of our products.

· The Suínos Fácil line with new seasoning and flavors; and the entire Frango Fácil cuts line with lemon and oregano flavoring, and the whole chicken Frango Fácil line already seasoned with garlic, onion and green peas. These launches are designed to enhance BRF’s share of added value in natura products, which are also aligned with the market trend towards practicality and convenience.

· The most significant launches in the international markets were the small seasoned and breaded chicken fillets, fillet strips already marinated and baked and frozen pork sausage.

· We launched potato and bacon products in the Food Services market in response to the requirements and demands of our clients in this segment.

BRF Brands

In 2014, we ran some important advertising campaigns for the Qualy and Sadia brands. Qualy aired the “Bread and Stove” film, with the target to include the culinary uses of the product. The film was both involving in its execution as well as effective and was seen by nearly 90% of interviewed consumers*.

The Sadia campaign (In Natura Chicken) was aired in three stages (Juvenal -Supermarket, Juvenal - Dentists Consulting Room and the Fernandas) and exceeded all the expected levels of visibility reaching almost 100% of interviewees*, all of whom understood that Sadia chicken contains no hormones and has the warranty of the Sadia Total Guarantee Program (pioneer in these claims). Consumers deemed these messages as credible, relevant and different. Thanks to the campaign, Sadia was able to further consolidate its market position in the areas of quality and healthiness.

In the context of the FIFA World Cup, Sadia’s sponsorship of the Brazilian national soccer team took the form of the #Jogapramim campaign, ranking the brand as one of the most spontaneously recalled Top 5 brands related to soccer and the World Cup.

With a long history of investments in sport, Sadia is reinforcing still further its initiatives in the field through sponsorship of the Brazilian national soccer team and the future support of the Rio 2016 Olympic and Paralympic Games Organizing Committee.

*Post Test Communication Study, Tracking via Millward Brown Institute, March-April 2014.

Domestic Market

As previously mentioned, in January we began the new go-to-market** (GTM) process in the state of Minas Gerais, with a later roll out to the other regions of the country.

We concluded the consolidation of our sales force (part of new GTM) in May, with encouraging preliminary results. As the project was implemented, we began to detect indications of increased volume. During this first phase, there was a greater degree of cross selling between brands, primarily in relation to the Perdigão brand. There was also enhanced Company capillarity as we successfully captured new points of sale, thereby improving our positioning in the Brazilian market.

The next stage of the project is currently being implemented. It involves the training of salespersons with the objective of continuing to increase volumes via productivity and support tools, further increasing cross selling and improvements in client service.

In these first months, we have been able to prove that the Company’s strategy is correctly calibrated and we believe it will be successful in achieving the expected synergies. In addition, we continue to work intensely to improve our level of service, with several projects in progress for implementation of systems, improvement in processes and staff training, among others.

As we informed in the end of 2013, we made a reduction of approximately 40% of the numbers of the SKUs of processed products in the domestic market, to simplify processes and reduce the complexity of our operations. Until mid-July, we had stopped 95% of the production of these products and had already removed 50% of products in the selling points.

In parallel to the portfolio rationalization and optimization, we continue to pursue a strategy of innovation by offering products aligned to the needs of our consumers (see “Production Launches and Investments in Marketing” in this report).

Despite the 5.3% decline in volumes in 2Q14, domestic market net operational revenues (NOR) were R$3.3 billion, 7.0% greater than 2Q13. Average prices rose by 13.0%, reflecting the improvement in portfolio and the passing through of costs (principally those of grains and beef cattle), which on average were year-on-year 8.4% higher, to prices.

In relation to 1Q14, there was an improvement of 3.0% in the net operational revenues, being a 2.1% decline in volumes, with average prices 5.2% higher.

As was the case with previous quarters, in 2Q14, we continued to experience the impact of the ‘other sales’ item that posted significant variations in price and volume during the period. This difference was due to the raw materials sold to the Doux plant (sold in May 2013) and a non-recurring event. If we exclude ‘other sales’ from the analysis, then the quarter’s numbers would better reflect the effective scenario in the Domestic Market, with NOR of R$3.0 billion, 6.4% above the same period of 2013, being a 3,1% decline of 3.1% in volume, and a 9.9% increase in average prices.

The Company reported an operating result of R$384.2 million, 70.4% more than in 2Q13, with an operating margin of 11.6% versus 7.3%, an increase of 4.3 p.p. in comparison to the same quarter in 2013. On a quarter-on-quarter basis (vs. 1Q14) there was an increase of 0.6 p.p. in operating margin.

**Go-to-market: a group of measures adopted by the Company throughout its sales channels to strengthen the relationship with clients, increasing market penetration, improving revenues and profitability. These measures involve the restructuring of the Company’s sales forces, as well as logistics and distribution.

DOMESTIC MARKET	THOUSAND TONS				MILLION R$
	2Q14	2Q13	ch. (%)	2Q14	2Q13	ch. (%)
In Natura	104	97	7	640	567	13
Poultry	75	62	21	416	329	27
Pork/Beef	29	35	(18)	224	238	(6)
Processed Foods	354	376	(6)	2,405	2,294	5
Others Sales	81	96	(16)	268	234	14
Total	540	570	(5)	3,312	3,094	7
Total without other sales	459	473	(3)	3,044	2,860	6

DOMESTIC MARKET	THOUSAND TONS				MILLION R$
	1H14	1H13	ch. (%)	1H14	1H13	ch. (%)
In Natura	207	199	4	1,250	1,184	6
Poultry	150	134	12	818	721	13
Pork/Beef	57	65	(13)	432	462	(7)
Processed Foods	706	725	(3)	4,778	4,523	6
Others Sales	178	212	(16)	499	491	2
Total	1,091	1,137	(4)	6,527	6,198	5
Total without other sales	913	925	(1)	6,028	5,707	6

BRF remains the market leader in the categories of Specialty meats, Frozen products, Pizza and Margarines (core businesses).

Since the end of 2013, the Company has a growing trend on the market share, with consistent gains on the categories of Frozen products, Margarines and Pizza in the last two to four market readings, depending on the category.

In the last reading, there have been cost pressures, especially from grains, that were passed through prices by BRF. As shown before, our average prices in the domestic market rose 13.0% year-on-year. We have noticed, though, that this strategy was not adopted by competitors in the same pace as BRF, which led to a more aggressive competitive scenario, with players acting in tiers of lower prices.

BRF once again chose to maintain its profitability and continued its strategy of structured growth.

Wholesale	Distributors, wholesalers and small business representatives belonging to board route retail customers.
Accounts of large customers (key accounts) with national
Supermarket	coverage from 1 to 50 checkouts, including the wholesaler
branches known as "atacarejos".
Clients of the Food Service channel, such as restaurants,
Food Services	hotels, pizzerias, industrial kitchens, Government Agency, etc

Retail	Smaller clients in the retail industry, such as supermarkets, butchers, grocery, bakery, etc

Since January of 2014, a new structure of distribution channels was adopted by BRF in order to adapt this classification to the current reality of the Company. All clients have been reclassified for this new structure, according to their nature, creating new groups with different composition and size of those existing in 2013. This affected mainly the wholesale and retail channels.

Dairy Products

In relation to the second quarter of 2013, net sales of dairy products held steady, totaling R$702.9 million. Volumes registered a decline of 13.5%, reflecting the strategy of enhancing the sales mix. Average prices increased by 15.3%, partially offsetting higher costs which rose 20.5% in relation to the same period of 2013. Operating results amounted to R$26.2 million, a margin of 3.7% (versus 3.5% in 2Q13).

On a quarterly comparative basis (2Q14 versus 1Q14), we recorded growth of 7.2% in net sales while average prices increased by 6.2% in the period. Volumes improved 0.9% versus the preceding quarter. The segment reported an operating result of R$26.2 million, representing a strong recovery in relation to 1Q14. Operating margins rose by 5.4 p.p.

DAIRY	THOUSAND TONS				MILLION R$
	2Q14	2Q13	ch. (%)	2Q14	2Q13	ch. (%)
Dry Division	140	141	(1)	386	363	6
Frozen and fresh Division	57	63	(9)	317	325	(3)
Other sales	-	24	-	-	17	-
Total	198	228	(13)	703	705	-

DAIRY	THOUSAND TONS				MILLION R$
	1H14	1H13	ch. (%)	1H14	1H13	ch. (%)
Dry Division	277	282	(2)	738	690	7
Frozen and fresh Division	117	129	(9)	621	629	(1)
Other sales	-	45	-	-	33	-
Total	393	456	(14)	1,359	1,352	-

Food Services

BRF recorded growth in net sales of 6.6% in 2Q14 versus 2Q13 in line with the market, reaching R$383.8 million. Volume rose by 4.6%, especially in the elaborated/processed product categories. Some factors prevented the Company from growing volumes at a faster pace: 1) the World Cup, which was negative for food consumption away from home, impacting Food Services, and 2) lower beef volumes sold in the quarter.

We reported an EBIT of R$25.8 million with a fall in margin of 3.5 p.p. to 6.7 % year-on-year to higher production costs (notably grains and in natura beef), which rose 7.4%. We are working to restore margins in this division and expect improvements in the coming quarters.

	FOOD SERVICES	THOUSAND TONS				MILLION R$
		2Q14	2Q13	ch. (%)	2Q14	2Q13	ch. (%)

Total		53	51	5	384	360	7

	FOOD SERVICES	THOUSAND TONS				MILLION R$
		1H14	1H13	ch. (%)	1H14	1H13	ch. (%)

Total		109	100	9	784	725	8

International Markets

On an annual comparative basis, BRF achieved some important results in 2Q14, despite certain challenges faced by the Company in the period such as cost pressures and a global decline in beef cattle and hog supply.

We continue to pursue our strategy of withdrawing volume from regions with lower margins and this approach has proved effective. Volume exported to International Markets in 2Q14 was 549.5 thousand tons, a 18.4% fall versus 2Q13, with a net operating revenue of R$3.3 billion. Compared to 2Q13, our average price in dollars rose 11.2% (+19.8% in Reais), while in comparison with 1Q14, our average price increased by 10.8% in dollar terms (+4.6% in Reais).

Net operating revenue from this division posted a slight year-on-year fall of 2.2% while there was a 7.3% increase in net revenue from 1Q14. Operating margins were 7.8% in 2Q14, compared to 6.4% in 2Q13 and 6.0% in 1Q14.

The status of our main markets during the quarter was as follows:

Middle East|Africa – volume sold in the period was 269.3 thousand tons (in line with the preceding quarter), on revenues of R$1.4 billion, 4.1% more than 1Q14. In April, the Company concluded the acquisition of the remaining economic rights of Federal Foods. This initiative is in line with BRF’s strategic plan of internationalizing the Company by accessing local markets, strengthening the brands and expanding the product portfolio in the region. After that, BRF also acquired 40% of the capital stock of AKF, current distributor in Oman.

Asia – in 2Q14, BRF sold 123.5 thousand tons to the Asian markets, equivalent to sales worth R$727.8 million, a growth of 4.0% in relation to the preceding quarter. The trend seen in 1Q14 in Japan, the main market of the region (40% of the volume), continued with a reduction in local inventory and opportunities for price increases. In the context of the Asian market, it is also worth mentioning that the Company terminated its joint venture with the Chinese company, Dah Chong Hong in April. However, both companies will maintain a non-exclusive commercial partnership, focusing on the markets of Hong Kong and Macau.

Europe|Eurasia – shortages in the supply of pork and turkey meats represented good opportunities for the Company, since the market is experiencing a favorable situation with improved volumes and, importantly higher prices. Sales to Europe/Eurasia in the quarter amounted to 87.7 thousand tons, corresponding to net operating revenue of R$810.5 million, 14.2% higher than the preceding quarter.

The Americas – the market reported significant progress in 2Q14. Sales volume was 77.8 thousand tons on net operating revenue of R$456.8 million, both increasing in relation to 2Q13 – 16.3% and 9.0%, respectively.

INTERNATIONAL MARKETS	THOUSAND TONS				MILLION R$
	2Q14	2Q13	ch. (%)	2Q14	2Q13	ch. (%)
In Natura	440	514	(15)	2,502	2,633	(5)
Poultry	386	451	(14)	1,993	2,203	(10)
Pork/Beef	54	64	(15)	509	430	18
Processed Foods	110	108	2	779	681	14
Other Sales	0	51	-	12	52	(77)
Total	549	673	(18)	3,292	3,366	(2)

INTERNATIONAL MARKETS	THOUSAND TONS				MILLION R$
	1H14	1H13	ch. (%)	1H14	1H13	ch. (%)
In Natura	881	1,009	(13)	4,873	5,109	(5)
Poultry	773	879	(12)	3,923	4,243	(8)
Pork/Beef	108	130	(17)	950	866	10
Processed Foods	203	211	(4)	1,464	1,295	13
Other Sales	0	55	-	22	55	(605)
Total	1,085	1,275	(15)	6,359	6,459	(2)

;

BRF Consolidated Result

Net Operating Revenues- NOR

In 2Q14, revenues increased 2.2% versus the same period in 2013, reaching R$7.7 billion. Compared with 1Q14, revenues improved by 4.8%.

On a yearly comparison, revenue for the quarter was driven by the Domestic Market due to price transfers associated with the increase in the cost of inputs (grain, cattle and milk collection), as well as a mix improvement, offsetting a still weakened macro scenario. Revenue in the domestic market increased by 7.0% compared to 2Q13 (average price 13.0% higher than 2Q13), and 3.0% compared to 1Q14 (average price 5.2% above 1Q14).

Conversely, in International Markets, there was a quarter-on-quarter recovery and we proceeded in line with our strategy of withdrawing volume from regions commanding lower margins, a process which continues to prove effective. On a year-on-year basis, average prices in dollars rose 11.2% (+19.8% in Reais). When compared with 1Q14, our average price rose 10.8% in dollars (+4.6% in Reais). Net revenues for this division posted a slight decline of 2.2% on a year-on-year comparative basis but rose 7.3% when compared to 1Q14.

Cost of Goods Sold (COGS)

In relation to 2Q13, our COGS was stable while quarter-on-quarter it increased 3.7%. In percentage terms, COGS amounted to 73.4% of NOR compared to 75.1% of NOR in 2Q13 and 74.2% of NOR in 1Q14.

While reporting costs almost unchanged in the quarter, our volumes were 12.0% lower versus 2Q13, reflecting an increase in cost/kg in the period. Costs rose for animal feed (driven by soymeal prices) as well as for beef cattle and milk collection. To a lesser degree, packaging costs also showed some increase in 2Q14, impacted by currency devaluation in the same period.

On the other hand, relative to 1Q14, costs of animal feed reported smaller increases: while soymeal prices weakened, corn prices saw some hardening early on in the quarter. Beef cattle costs recorded an increase as did labor overheads and milk collection costs. With volumes flat in the period (+0.1%), our cost/kg slightly rose.

It is also worth mentioning that with the reduction in volumes from the end of 2013, there was limited capacity to dilute fixed costs at the industrial units, impacting the cost per ton sold - which increased.

Gross Profit and Gross Margin

Gross Profit amounted to R$2.0 billion in 2Q14, 8.9% more than registered for 2Q13. Gross margin posted an increase of 1.7 p.p. from 24.9% in 2Q13 to 26.6% in 2Q14, mainly due to the passing through of costs to prices in the domestic market. Improved margins were also boosted by better prices in international markets, especially of pork-based products. On a quarter-on-quarter comparative basis, gross margin widened by 0.8 p.p.

Operating Expenses

In 2Q14, we reported a reduction of 1.0% in operating expenses compared with 2Q13. When compared with 1Q14, there has been a slight increase of 2.6%. Operating expenses amounted to 16.2% of NOR, versus 16.7% in 2Q13 and 16.5% in 1Q14.

Commercial expenses fell 0.3% when compared with 2Q13 while administrative expenses were 8.0% below the amount posted in 2Q13 due to reductions in consultancy fees.

When compared to 1Q14, commercial expenses posted a slight increase of 2.2%, while administrative expenses were 6.8% higher.

Moreover, aiming at further reducing our expenses, we concluded the ZBB (Zero Based Budgeting) project in June, which intended to review the Company’s expenses budget, according to the activities and processes that are essential to the business. During the first half of 2014, we have had improvements arising from this project and, at least until December, we still have additional improvements to be captured as we leverage on the headcount reduction and administrative structure’s revision that were concluded in the 2Q14.

Others Operating Results

In 2Q14, we posted expenses of R$117.5 million for the other operating results line, 0.7% less than the expenses of R$118.3 million for 2Q13.

This quarter’s other net operating expenses include non-recurring items such as expenditures with restructuring of R$72.7 million, reflecting staff adjustments. We also set aside provisions for civil and tax contingencies of R$96.0 million, as well as for profit sharing and other employee benefits in the amount of R$44.0 million. The other net operating revenues line includes a net gain of R$88.7 million from the sale of real estate, which encompasses income from the sale of the pork facility of Carambeí. This plant was leased to Marfrig as part of the TCD, which also established that the company would have the right to acquire this unit from BRF at a later date. This right was transferred to JBS and exercised on may, 30th, 2014, as outlined in our explanatory note 1.4.”Exercise of the buy option of industrial unit of Carambeí”

Operating Result before Financial Expenses and Operating Margin - EBIT

Operational Results- R$ million		EBIT		EBIT Margin (%)
	2Q14	2Q13	ch. (%)	2Q14	2Q13	ch. (%)
Domestic Market	384	225	70	12	7	430 bps
International Market	255	216	18	8	6	140 bps
Food Services	26	37	(30)	7	10	(350) bps
Dairy	26	25	6	4	4	-
Total	692	503	38	9	7	230 bps

The operating result before net financial expenses was R$691.7 million in the quarter, year-on-year higher by 37.6% with the operating margin increasing from 6.7% of NOR in 2Q13 to 9.0% in 2Q14. Quarter-on-quarter, there was an increase of 1.3 p.p. in operating margin.

Net Financial Results
R$ million	2Q14	1H14	2Q13	1H13
Financial Income	258	588	428	631
Financial Expense	(651)	(1178)	(687)	(991)
Net Financial Income (Expenses)	(393)	(590)	(259)	(361)

Net financial expenses totaled R$393.8 million in the quarter, 52.1% above 2Q13, mainly due to the premium paid for repurchase of bonds at face value of US$450.0 million in may, with the consecutive issue of US$750.0 million of face value for a period of 10 years. Such transactions extended the duration of the debt in foreign currency from 6.4 years in the 1Q14 to 7.2 years in the 2Q14, while our average cost in dollars has been reduced from 5.5% to 5.03% in the same period.

Due to the high level of exports, the Company conducts operations in the derivatives market with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), it uses financial derivatives (for example: NDF) and non-derivative financial instruments (for example: foreign currency debt) to execute hedge operations to eliminate the respective unrealized foreign exchange rate variations from the income statement (in the Financial Expenses line).

The use of non-derivative and derivative financial instruments for foreign exchange protection permits a significant reduction in net currency exposure in the balance sheet. The currency exposure impacting a result of US$73.9 million long position in 1Q14 was transformed to a long position of US$36.5 million in 2Q14.

On June 30, 2014, the non-financial derivative instruments designated as hedge accounting for currency cover amounted to US$600.0 million. In addition, the financial derivative instruments designated as hedge accounting according to the concept of a cash flow hedge for coverage of highly probable exports in their respective currencies, totaled US$830.1 million, €76.5 million and £21.0 million. These instruments also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for exchange rate variation was booked to other results.

The Company’s net debt was R$5.1 billion, 14.6% lower than in march 31, 2014, resulting in a net debt to EBITDA ratio (last twelve months) of 1.51 times.

Debt
Debt - R$ Million		06.30.2014		12.31.2013
	Current	Non- Current	Total	Total	ch. (%)

Local Currency	(2,497)	(1,524)	(4,022)	(4,073)	(1)
Foreign Currency	(374)	(6,074)	(6,447)	(6,466)	-
Gross Debt	(2,871)	(7,598)	(10,469)	(10,539)	(1)
Cash Investments
Local Currency	1,318	168	1,485	1,091	36
Foreign Currency	3,870	-	3,870	2,663	45
Total Cash Investments	5,188	168	5,355	3,754	43
Net Accounting Debt	2,317	(7,430)	(5,113)	(6,784)	(25)
Exchange Rate Exposure - US$ million			26	(87)	-

The Total Gross Debt as shown above accounts for the total financial debt amounting R$10,355.0 million, added to other financial liabilities, amounting to R$113.0 million, according to Note 4.1.f the ITR 06.30.2014

The leverage reduction is a result of the improvement in operating performance, as well as Capex and working capital discipline, reinforcing the company financial health.

Investments

Investments in Capex during the quarter amounted to R$470.5 million, a 20.7% growth in relation to the same quarter of 2013. This amount includes R$131.6 million of investments in biological assets (breeder stock). For the first half of 2014, investments totaled R$806.3 million.

Main disbursements in 2014 were allocated to investments in the construction of the processed products plant in the Middle East as well as investments in automation, process improvements and support projects.

In accordance to the Company’s strategy, we are optimizing Capex through the prioritization of projects and concentration on investments in automation, logistics and systems (IT), shifting the focus away from ramping up productive capacity.

Financial Cycle

The Company’s efforts to optimize working capital led to a reduction in the financial cycle from 57.4 days in June 2013, representing 14.6% of NOR, to 36.4 days in June 2014, representing 9.8%. BRF obtained the most significant gains this quarter in the accounts payable and accounts receivable lines, respectively.

The Company envisages the continued active management of payables, receivables and inventories.

Free Cash Flow

The free cash flow (EBITDA – Variation in the Financial Cycle – Capex) here described, which doesn’t consider taxes, was R$954.0 million versus R$365.0 million generated in 2Q13. This increase reflects the operational improvements in the period, greater efficiency in the use of working capital and optimization of Capex.

Equity Income Result

The equity income accruing from results of affiliates and joint ventures amounted to a gain of R$11.0 million in 2Q14, versus a gain of R$2.2 million in the same period for 2013. This corresponds to an increase of R$8.8 million, primarily reflecting the results from the UP! Alimentos Ltda affiliate.

Income Tax and Social Contribution

The result of income tax and social contribution was an expense of R$30.5 million in the quarter versus an expense of R$34.7 million in 2Q13, representing an effective tax rates of 10.3% and 14.2%, respectively. The underlying factors explaining an effective tax rate that is lower than the nominal rate are related to tax breaks accruing from the payout of interest on capital, tax credits granted on investments as well as results from overseas subsidiaries.

Participation of non-controlling shareholders

The result attributed in the quarter to non-controlling shareholders in Argentina, the Middle East and Europe represented an expense of R$212 thousand versus an expense of R$413 thousand in the same quarter of the previous fiscal year.

Net Income and Net Margin

The net income of the period was R$267.1 million in 2Q14, with a net margin of 3.5%, an increase of 0.7 pp in relation to 2Q13. This improvement could have been higher if it were not for the disbursement registered under "Financial expenses" regarding the premium paid for execution in the repurchase of bonds. Such result also reflects the best performance in international markets where the company operates, the various strategies implemented domestically that are beginning to show promising initial results, and the operating improvement of our subsidiaries.

EBITDA

EBITDA reached R$1.0 billion, 25.1% above 2Q13, and corresponding to an EBITDA margin of 13.0% versus 10.6% recorded in 2Q13. Quarter-on-quarter, there was an improvement in EBITDA of 16.5% with a 1.3 p.p. increase in margin.

EBITDA - R$ Million	2Q14	2Q13	ch. (%)	1H14	1H13	ch. (%)
Net Income	267	208	28	583	567	3
Income Tax and Social Contribution	31	35	(12)	76	108	(29)
Net Financial	394	259	52	590	361	64
Depreciation and Amortization	311	299	4	614	570	8
=EBITDA	1,002	801	25	1,863	1,605	16

Shareholder Equity

On 06.30.201, Shareholders’ Equity amounted to R$15.1 billion versus R$15.2 billion on 03.31.2014, largely due to the payout of interest on capital of R$361 million in 2Q14, despite the increase in shareholders’ equity following good results achieved over the quarter.

Capital Markets

BRF’s equities reported a closing price for the quarter of R$53.40 on the São Paulo Stock Exchange (BM&FBovespa), an increase of 17.9% while the Company’s ADRs closed the period at US$24.31 on the New York Stock Exchange, appreciating by 21.7% in relation to the preceding quarter. Stock performance was better than the 5.5% appreciation of the Ibovespa, the stock index which tracks the most liquid shares on the Brazilian stock exchange in the same period.

The Company’s market capitalization amounted to R$46.6 billion, a growth of 10.2% over the 2nd quarter of 2013.

PERFORMANCE	2Q14	2Q13	4Q13
BRFS3 - BM&F Bovespa
Share price - R$ *	53.40	48.45	49.25
Traded shares (Volume) - Millions	120.3	127.8	114.6
Performance	17.9%	8.6%	(8.8%)
Bovespa Index	5.5%	(15.8%)	(1.6%)
IGC (Brazil Corp. Gov. Index)	6.3	(8.6%)	0.4%
ISE (Corp. Sustainability Index)	5.1	(8.0%)	1.4%
BRFS - NYSE
Share price - US$ *	24.31	21.71	20.87
Traded shares (Volume) - Millions	92.2	99.8	68.7
Performance	21.7%	(1.8%)	(14.9%)
Dow Jones Index	2.2%	2.3%	9.6%
* Closing price

Financial Trading Volume in the quarter

Average of US$77.1 million/day, 6.4% lower than the same period in 2013.

ADR performance on the NYSE (1H14)

130
120
110
100
90
80
70
BRF
116
Dow
Jones
102
31-Dec-13
31-Jan-14
28-Feb-14
31-Mar-14
30-Apr-14
31-May-14
30-Jun-14

Source: Bloomberg

Corporate Governance

Diffused Control

Treasury Shares 0.1%
Blackrock 5.0%
Tarpon 10.5%
Domestic Investors 26.5%
Petros 12.1%
Previ 11.7%
ADR 11.7%
Foreign Investors 22.4%

Baseline date: 06.30.2014
Number of Shares: 872,473,246 (common stock)
Capital Stock: R$12.5 billion

Rating

The Company is ranked investment grade BBB- by Fitch Ratings and Standard & Poor’s and Baa by Moody’s; all with stable perspective.

Novo Mercado

BRF joined Novo Mercado of BM&FBovespa on 04.12.2006, being bounded to the Market Arbitration Chamber, according to an arbitration clause contained in its articles of association and bylaws.

Risk Management

BRF and its subsidiaries adopt a series of previously structured and addressed measures in its risk policies, to keep under strict control the risks inherent in its business. Risks of performance market, sanitary control, grains, food safety, environmental protection, internal controls and financial risks are monitored. Note 4 of the Financial Statements describes such management and further details can also be found on our Reference Form and Report 20F submitted on an annual basis to the Brazilian Securities and Exchange Commission (CVM) and Securities and Exchange Commission (SEC), respectively.

The risk management of BRF is followed on a monthly basis by the Statutory Executive Directors, the Advisement Committee and the Board of Directors. Every two years the risk policy is reviewed and approved by the Board and is considered of paramount coverage, protected from isolated actions and changes in names of the officers.

Moreover, BRF, aiming to assist the Board of Directors in its role of managing and mitigating corporate risks, created on April 3, 2014, the Statutory Audit Committee (EAC), that has, as one of its functions, to support the Board of Directors on corporate risk management.

The internal control area also gained even more strength and importance in this context, expanding its performance in fulfillment of policies and procedures with a view to provide greater security to its information and operating processes, seeking greater reliability and accuracy on the financial statements and related processes, as well as the correct submission of the same, ensuring that they were prepared in accordance with accounting standards and principles required by Brazilian and U.S. regulatory bodies.

Relationship with Independent Auditors

Pursuant to CVM Instruction no. 381 of January 14, 2003, the Company announces that its policy of contracting services not related to external audit is based on principles that preserve the auditor's independence. Such principles are based on the fact that the independent auditor should not audit his own work, cannot perform management functions, should not advocate for his client or provide any other services that are considered prohibited by applicable standards, keeping thus the independence in the work performed.

Pursuant to CVM Instruction 480/09, the administration in a meeting held on 07.31.2014 declares that it addressed, reviewed and agreed with information expressed in the report of the independent auditors on financial information for the period of three months ended on 06.30.2014.

Corporate Balance

Operating in Brazil with 47 plants, 30 distribution centers, TSPs, farms and sales subsidiaries and, abroad, with 8 plants in Argentina and 2 in Europe (England and Holland), and 22 sales offices, BRF has 110 thousand employees worldwide.

The Company's main hiring policy is the internal recruitment and decentralized selection process performed in the facilities, boosting local economies, contributing to the development of the society and valuing its employees. The main goal is to attract, select and direct the professionals according to their profile and potential, hiring people aligned to the values and culture of BRF. The practice is to prioritize applicants from the location of the vacant.

Valuing Human Capital

BRF goes through an important moment of mapping of its human management processes seeking to understand their needs, capabilities and paths to be a company with more development opportunities for its professionals and the business itself. However, while this process of diagnosis and planning is in course, it maintained important training activities that had been already planned for the first quarter of 2014.

Through “Nosso Jeito de Liderar” Program, it trained 564 supervisors and coordinators, “Formação de Líderes” trained over 30 professionals, and around 34 managers participated in “Integração de Líderes (e-learning)” program. The Business area performed several training classes last quarter. Over 5,500 professionals including leaders and sales people are being trained and prepared to meet the new form of customer service through GTM (Go to Market) project.

At the end of the last quarter, the 22 trainees selected in the program in 2014 participated in “job rotation” between the Company areas. This process step ends in July and they will be assigned to areas of Global Presidency to carry out projects for 6 months.

BRF Internship Program totaled 407 active interns in June 2014.

The selection step of Summer Internship Program 2014, whose purpose is to identify potential young people from the most renowned MBA schools in the world to contribute to the Company’s strategies, began in October 2013. Throughout the months of May and June 2014, 6 applicants were hired by BRF and assigned to its projects, distributed across various areas and places among Brazil, Dubai, Argentina and Europe.

In the quarter, 9,200 professionals of the business watched the Sales TV, which monthly shows strategic issues intended for this audience.

Some of these programs and development processes will be reviewed and new learning actions will be programmed and created in accordance with to the mapping being made, the new culture and the vision of future of the Company.

HSE

The Health, Safety and Environment (HSE) Management continues to show significant progress. In November 2013, we recorded the lowest lost time injury frequency rate in the history of HSE in BRF, reaching Frequency Rate (FR) of 1.02. Compared to the previous year, the accumulated indicator of 2014 decreased by 9.83%. In accumulated in 2014: FR 1.56 versus performance in 2013: FR 1.73.

Compared to 2008, the result of the frequency rate 2014 by June decreased by 81.88%.

In November 2011 (diagnostic phase), the HSE had been extended to the Transport and Distribution areas of the Company. The deployment in the three pilot units had been completed in March 2013. In October 2013, the 2nd phase of the project began, rolling out to regional units of Santa Catarina, Paraná and Rio Grande do Sul, comprising 27 units, in Refrigerate, Livestock, Dairy, Distribution and Transport segments of employees. With such initiative, 42% of carriers and 35% of the vehicle fleet will be covered.

In late 2014, the 3rd part of the roll out will start with the expansion of the project to the regional units of BRF and all other carriers.

Stock Options Plan

Currently the Company has granted to 237 executive officers the amount of 7,002,655 stock options with maximum term for exercise of five years, in accordance with the Regulations of the Compensation Plan based on shares approved on 03.31.2010 and amended on 04.24.2012, 04.09.2013 and 04.03.2014 in a Special/ Annual Shareholders’ Meeting contemplating CEO, deputy CEO, officers and other executive officers of BRF

DVA

Added Value Distribution (R$ million)	1H14	1H13	ch. (%)
Human Resources	2,143	2,129	1
Taxes	1,819	1,804	1
Interest / Rents	1,325	1,151	15
Retention	583	567	3
Non-controlling shareholders	4	(2)	-
Total	5,873	5,650	4

Diclaimer

Statements in this report related to the Company's business perspective, projections and results and its growth potential are mere forecasts and have been based on administration's expectations regarding the Company's future. Such expectations are highly dependent on market changes and overall economic performance of the country, sector and international markets; being therefore subject to changes.

BRF S.A. Consolidated
Financial Statement
R$ milhões	2Q14	2Q13	ch. (%)	1H14	1H13	ch. (%)

Net Sales	7,691	7,525	2	15,030	14,734	2

Cost of Sales	(5,647)	(5,648)	-	(11,093)	(11,160)	(1)
% of NS	73	75	170 bps	(74)	(76)	190 bps

Gross Profit	2,044	1,877	9	3,936	3,574	10
% of NS	27	25	170 bps	26	24	190 bps

Operating Expenses	(1,246)	(1,259)	(1)	(2,459)	(2,363)	4
% of NS	(16)	(17)	50 bps	(16)	(16)	(40) bps
Selling Expenses	(1,137)	(1,140)	-	(2,249)	(2,142)	5
% of NS	(15)	(15)	40 bps	(15)	(15)	(50) bps
Fixed	(707)	(659)	7	(1,380)	(1,220)	13
Variable	(429)	(481)	(11)	(869)	(922)	(6)
General and Administrative Expenses	(109)	(118)	(8)	(211)	(221)	(5)
% of NS	(1)	(2)	20 bps	(1)	(2)	10 bps
Honorary of our administrators	(7)	(5)	32	(14)	(11)	34
% of NS	0	0	-	0	0	-
General and administrative	(102)	(113)	(10)	(197)	(211)	(7)
% of NS	(1)	(2)	20 bps	(1)	(1)	10 bps

Operating Income	798	619	29	1,477	1,211	22
% of NS	10	8	220 bps	10	8	160 bps

Other Operating Results	(117)	(118)	(1)	(246)	(187)	32

Equity Income	11	2	401	23	10	135

Results before financial income	692	503	38	1,254	1,034	21
% of NS	9	7	230 bps	8	7	130 bps

Net Financial Income	(394)	(259)	52	(590)	(361)	64

Pre-tax income	298	244	22	663	673	(1)
% of NS	4	3	70 bps	4	5	(20) bps
Income tax and social contribution	(31)	(35)	(12)	(76)	(108)	(29)
% of pre-tax income	(10)	(14)	(390) bps	(12)	(16)	(450) bps

Net income before participation	267	209	28	587	565	4

Participation of non-controlling shareholders	0	0	(49)	(4)	2	-

Net Income	267	208	28	583	567	3
% of NS	4	3	70 bps	0	0	10 bps

EBITDA	1,002	801	25	1,863	1,605	16
% of NS	13	11	240 bps	12	11	150 bps

BRF S.A. Consolidated
BALANCE SHEET
BALANCE SHEET - R$ Million	06.30.2014	12.31.2013	ch. (%)

Assets	33,299	32,375	3
Current Assets	14,334	13,243	8
Cash and cash equivalents	4,578	3,128	46
Financial investments	530	460	15
Accounts receivable	2,761	3,338	(17)
Recoverable taxes	1,298	1,303	-
Assets held for sale	171	149	15
Securities receivable	209	149	40
Inventories	3,154	3,112	1
Biological assets	1,194	1,206	(1)
Other financial assets	79	12	584
Other receivables	239	283	(16)
Anticipated expenses	122	104	17

Non-Current Assets	18,965	19,132	(1)
Long-term assets	3,359	3,445	(2)
Cash investments	59	56	5
Accounts receivable	7	8	(6)
Escrow deposits	553	479	16
Biological assets	574	569	1
Securities receivable	410	354	16
Recoverable taxes	791	801	(1)
Deferred taxes	487	666	(27)
Other receivables	367	414	(11)
Restricted cash	109	99	10
Permanent Assets	15,607	15,687	(1)
Investments	57	108	(48)
Property, plant and equipment	10,785	10,822	-
Intangible	4,765	4,758	-

Liabilities	33,299	32,375	3
Current Liabilities	8,704	8,436	3
Loans and financing	2,758	2,697	2
Suppliers	4,081	3,675	11
Payroll and mandatory social charges	518	433	20
Taxes payable	290	254	14
Dividends/interest on shareholders’ equity	330	337	(2)
Management and staff profit sharing	99	177	(44)
Other financial liabilities	113	357	(68)
Provisions	245	244	-
Employee pension plan	49	49	-
Other liabilities	221	214	3

Non-Current Liabilities	9,459	9,242	2
Loans and financing	7,598	7,485	2
Suppliers	133	146	(9)
Taxes and social charges payable	14	19	(30)
Provision for tax, civil and labor contingencies	844	775	9
Deferred taxes	14	21	(30)
Employee pension plan	263	242	9
Other liabilities	593	554	7

Shareholders’ Equity	15,136	14,696	3
Capital stock paid in	12,460	12,460	-
Capital reserves	114	114	-
Profit reserves	2,584	2,512	3
Other related results	(171)	(354)	(52)
Retained profits	583	0	-
Interest on shareholders’ equity	(361)	0	-
Transfer reserves and tax incentives	(72)	0	-
Treasury shares	(44)	(77)	(43)

Participation of non controling shareholders	43	41	5

BRF S.A. Consolidated
Cash Flow - R$ million	2Q14	2Q13	ch. (%)	1H14	1H13	ch. (%)
Operating Activities
Result for the fiscal year	267	208	28	583	567	3
Adjustments to the result	505	754	(33)	786	1,266	(38)

Changes in assets and liabilities
Accounts receivable from clients	208	(121)	-	692	8	8,327
Inventory	9	35	(74)	68	(135)	-
Biological assets	10	38	(75)	12	90	(87)
Interest on Shareholders' Equity received	28	0	-	28	-	-
Suppliers	261	40	552	315	(82)	-
Payment of contingencies	(85)	(71)	19	(124)	(95)	30
Interest payments	(162)	(126)	28	(284)	(256)	11
Payment of income tax and social contribution	(2)	(1)	176	(5)	(1)	340
Salaries, social obligations and others	150	(46)	-	66	(106)	-
Net cash provided by operating activities	1,189	710	68	2,136	1,257	70

Investment Activities
Financial investments	(2)	43	-	1	76	(99)
Investment in restricted cash	(5)	(4)	56	(10)	(6)	54
Acquisition of companies	(52)	0	-	(52)	0	-
Increase in capital subsidiaries	0	0	-	0	(10)	-
Other investments	0	0	-	(2)	(54)	(96)
Acquisition of fixed assets/investments	(284)	(253)	12	(497)	(671)	26
Acquisition of biological assets	(132)	(134)	(2)	(252)	(255)	(1)
Revenue from the sale of fixed assets	42	172	(75)	90	173	(48)
Intangible investments	(3)	(3)	(9)	(3)	(32)	(89)
Cash from (invested) investment activities	(436)	(178)	145	(725)	(780)	(7)

Financing activities
Loans and financing	547	78	606	478	(226)	-
Interest on shareholders' equity	0	(45)	-	(365)	(220)	66
Sale of treasury stocks	(50)	-	-	(50)	0	-
Disposal of treasury stocks	55	12	367	83	16	415
Cash from (invested) in financing activities	551	44	1,156	146	(430)	-

Currency variation on cash and cash equivalents	(40)	71	-	(107)	52	-

Net increase (decrease) in cash held	1,265	647	96	1,451	98	1,385

Cash and cash equivalents at the beginning of the period	3,313	1,381	140	3,128	1,931	62
Cash and cash equivalents at the end of the period	4,578	2,028	126	4,578	2,028	126